SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934



                         CHAMPION COMMUNICATION SERVICES
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   157901-10-9
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) [ ] (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 5 Pages

CUSIP No. 157901-10-9             Schedule 13G                 Page 2 of 5 Pages




--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON                               David A. Terman
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON




--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]

                                                             (b) [ ]


--------------------------------------------------------------------------------
3         SEC USE ONLY




--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


                                        USA

--------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

         NUMBER OF                                         1,272,000
           SHARES             --------------------------------------------------
        BENEFICIALLY          6        SHARED VOTING POWER
          OWNED BY
            EACH                                           0
         REPORTING            --------------------------------------------------
        PERSON WITH           7         SOLE DISPOSITIVE POWER

                                                           1,272,000
                              --------------------------------------------------
                              8         SHARED DISPOSITIVE POWER

                                                           0
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           1,272,000


--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                           20.8%


--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                                                           IN


--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 157901-10-9              Schedule 13G                Page 3 of 5 Pages



--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON                               Maura B. Terman
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON




--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]

                                                             (b) [ ]


--------------------------------------------------------------------------------
3         SEC USE ONLY




--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


                                        USA

--------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

         NUMBER OF                                         620,000
           SHARES             --------------------------------------------------
        BENEFICIALLY          6        SHARED VOTING POWER
          OWNED BY
            EACH                                           0
         REPORTING            --------------------------------------------------
        PERSON WITH           7         SOLE DISPOSITIVE POWER

                                                           620,000
                              --------------------------------------------------
                              8         SHARED DISPOSITIVE POWER

                                                           0
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           620,000


--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                           10.2%


--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                                                           IN


--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 157901-10-9           Schedule 13G                   Page 4 of 5 Pages


Item 1 (a)        Name of Issuer:
                  --------------

                  Champion Communication Services, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  1610 Woodstead Court, Suite 300
                  The Woodlands, Texas 77380

Item 2 (a)        Name of Person Filing:
                  ---------------------

                  David A. Terman and Maura B. Terman

Item 2 (b)        Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                  1610 Woodstead Court, Suite 300
                  The Woodlands, Texas 77380

Item 2 (c)        Citizenship:
                  -----------

                  Both Mr. and Mrs. Terman are United States citizens.

Item 2 (d)        Title of Class of Securities:
                  ----------------------------

                  Common Stock, par value $.01

Item 2 (e)        CUSIP No.:
                  ---------

                  157901-10-9

Item 3.           Not Applicable.

Item 4.           Ownership.
                  ---------

Item 4 (a)        Amount Beneficially Owned:
                  -------------------------

                  Mr. Terman is the trustee of a Marital Trust, of which Mrs. Terman is the beneficiary, which holds 1,272,000 shares of the Issuer's Common Stock. Mrs. Terman is the trustee of a Marital Trust, of which Mr. Terman is the beneficiary, which holds 620,000 shares of the Issuer's Common Stock.

CUSIP No. 157901-10-9                  Schedule 13G            Page 5 of 5 Pages


Item 4 (b)        Percent of Class:
                  ----------------

                  Mr. Terman is the beneficial owner of 20.8% of the Issuer's outstanding Common Stock. Mrs. Terman is the beneficial owner of 10.2% of the Issuer's outstanding Common Stock.

Item 4 (c)        Number of Shares as to Which Such Person Has:
                  --------------------------------------------

                  Mr. Terman has:

                    (i)    Sole power to vote or to direct the vote:   1,272,000

                    (ii)   Shared power to vote or to direct the vote:         0

                    (iii)  Sole power to dispose or to direct the
                           disposition of:                             1,272,000

                    (iv)   Shared power to dispose or to direct the
                           disposition of:                                     0

                  Mrs. Terman has:

                    (i)    Sole power to vote or to direct the vote:     620,000

                    (ii)   Shared power to vote or to direct the vote:         0

                    (iii)  Sole power to dispose or to direct the
                           disposition of:                               620,000

                    (iv)   Shared power to dispose or to direct the
                           disposition of:                                     0

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------

                  Not Applicable.

Item 6.           Ownership of  More  than Five  Percent  on Behalf  of  Another
                  --------------------------------------------------------------
                  Person.
                  ------

                  Not Applicable.

Item 7.           Identification and  Classification  of  the  Subsidiary  Which
                  --------------------------------------------------------------
                  Acquired the Security Being  Reported on by the Parent Holding
                  --------------------------------------------------------------
                  Company.
                  -------

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.
                  ---------------------------------------------------------

                  Not Applicable.

CUSIP No. 157901-10-9                Schedule 13G              Page 6 of 5 Pages

Item 9.           Notice of Dissolution of Group.
                  ------------------------------

                  Not Applicable.

Item 10.          Certification.
                  -------------

                  Not Applicable.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         February 16, 1998
                                                         -----------------------
                                                                 Date



                                                          /s/ David A. Terman
                                                          ----------------------
                                                              David A. Terman




                                                          /s/ Maura B. Terman
                                                          ----------------------
                                                              Maura B. Terman